787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 6, 2025

VIA EDGAR

Tony Burak

David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-14 of

BlackRock Income Trust, Inc. (Securities Act File No. 333-284088)

Dear Messrs. Burak and Orlic:

On behalf of BlackRock Income Trust, Inc. (the “Registrant”), this letter responds to the (i) accounting comments and (ii) disclosure comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on January 30, 2025 regarding the Registration Statement on Form N-14 filed by the Registrant (the “Registration Statement”).

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. The Registrant anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registrant’s Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Please confirm that the Registrant will be the accounting survivor of the Reorganization. If the Target Fund is expected to be the accounting survivor, please discuss in correspondence the factors used to make such determination.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

February 6, 2025

Response:	The Registrant confirms that it will be the accounting survivor of the Reorganization.
Comment No. 2:	Joint Proxy Statement/Prospectus—Expense Table for Shareholders. As the amounts in the fee tables are based on Fund expenses as of June 30, 2024, please confirm in correspondence that the amounts shown continue to represent the current expenses of each Fund.
Response:	The Registrant confirms that the amounts reflected in the fee tables as of June 30, 2024 continue to represent the current expenses of each Fund.
Comment No. 3:	Joint Proxy Statement/Prospectus—Financial Highlights. For each Fund, please provide the financial highlights for the ten most recent fiscal years prior to effectiveness of the Registration Statement. See Items 5(b) and 6(a)(1) of Form N-14 and Instruction 3 to Item 4 of Form N-2. In addition, please note that the financial highlights included in the Registration Statement are timely until March 1, 2025, and if the Registrant seeks effectiveness of the Registration Statement after such date, the financial highlights will need to be updated in the Amendment.
Response:	The requested financial highlights will be provided in the Amendment. The Registrant intends to seek effectiveness of the Registration Statement prior to March 1, 2025.
Comment No. 4:	Joint Proxy Statement/Prospectus—Capitalization Table. The Staff notes that the information provided in the capitalization table is as of June 30, 2024. Please either (i) confirm that each Fund’s capitalization has not changed significantly or (ii) update the capitalization table as of a date within 30 days of filing the Amendment.
Response:	The capitalization table will be updated as of a date within 30 days of filing the Amendment.
Comment No. 5:	Statement of Additional Information—Financial Statements. Please confirm the filing date of the Target Fund’s annual report for the fiscal year ended December 31, 2023. The Registration Statement provides the date as March 11, 2024 rather than March 6, 2024.
Response:	The filing date of the Target Fund’s annual report for the fiscal year ended December 31, 2023 will be corrected to March 6, 2024 in the Amendment.

Disclosure Staff Comments

Comment No. 6:	Questions & Answers. In the last paragraph of the response to the question “How will the Reorganization affect the fees and expenses of the Target

February 6, 2025

Fund?”, please clarify what “first quartile” means with respect to the pro forma Broadridge peer expense universe for the Combined Fund.
Response:	The last paragraph of the above-referenced question will be revised to include the following sentence: “Each fund in the Broadridge peer expense universe is placed in one of four quartiles for each relevant comparison, with the first quartile including funds with the lowest relative expenses and the fourth quartile including funds with the highest relative expenses.”
Comment No. 7:	Questions & Answers. In the “Leverage” subsection of the response to the question “How similar are the Funds?”, please bold the first two sentences of the first paragraph of the subsection and the first sentence of the second paragraph of the subsection.
Response:	The requested changes will be made in the Amendment.
Comment No. 8:	Questions & Answers. In the “Leverage” of the response to the question “How similar are the Funds?”, please add disclosure describing the risk of increased volatility from the use of leverage.
Response:	The first paragraph of the “Leverage” subsection in the response to the above-referenced question will be revised to include the following sentence: “The use of leverage creates an opportunity for increased common share gains, but also creates risks for the holders of common shares, including the likelihood of greater volatility of net asset value, market price and dividend rate of the common shares than a comparable portfolio without leverage.”
Comment No. 9:	Joint Proxy Statement/Prospectus—Cover Page. Please move the statement required by Rule 481(b)(1) under the Securities Act of 1933, as amended, to the outside front cover page of the Joint Proxy Statement/Prospectus. See Item 1(b)(6) of Form N-14.
Response:	The requested change will be made in the Amendment.
Comment No. 10:	Joint Proxy Statement/Prospectus—Summary—Total Expenses and Management Fees. Please state that the “Total Expense Ratio” means a Fund’s Total Expenses expressed as a percentage of its average net assets.
Response:	The Registrant respectfully submits that the above-referenced section of the Joint Proxy Statement/Prospectus already reflects the Staff’s requested definition of “Total Expense Ratio” in the paragraph following the tables setting out the Total Expense Ratios of the Funds and the pro forma Combined Fund.
Comment No. 11:	Joint Proxy Statement/Prospectus—Summary—Total Expenses and Management Fees. Please bold the first sentence of the paragraph beginning with: “It is estimated that the completion of the Reorganization would result in a

February 6, 2025

Total Expense Ratio (including interest expense) for the Combined Fund of 2.99% . . . .”
Response:	The requested change will be made in the Amendment.
Comment No. 12:	Joint Proxy Statement/Prospectus—Voting Information and Requirements. The Staff notes that the Joint Proxy Statement/Prospectus does not include any proposals that would result in broker non-votes. Accordingly, please revise the disclosure in this section to reflect that the Target Fund does not expect to receive any broker non-votes and that if shareholders do not instruct their brokers on how to vote their shares, their shares will not be present for purposes of determining a quorum or any other purposes.
Response:

The disclosure regarding broker non-votes in the above-referenced section will be revised to read as follows:

Broker-dealer firms holding shares of EGF in “street name” for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on Proposal 1 before the Special Meeting. EGF expects that broker-dealer firms holding shares of EGF in “street name” for their customers will not be permitted by NYSE rules to vote on Proposal 1 on behalf of their customers and beneficial owners in the absence of voting instructions from their customers and beneficial owners. Accordingly, EGF does not expect to receive any “broker non-votes.” Broker non-votes occur when shares are held by brokers or nominees for which proxies have been returned but (a) voting instructions have not been received from the beneficial owners or persons entitled to vote, (b) the broker or nominee does not have discretionary voting power or elects not to exercise discretion on a particular matter and (c) the shares are present at the meeting. We urge you to instruct your broker or other nominee to vote your shares.

Comment No. 13:	Please provide the proxy card supplementally or in the Amendment.
Response:	The proxy card will be filed as an exhibit to the Amendment.

* * * * * * * * * *

February 6, 2025

Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,
/s/ Elliot J. Gluck
Elliot J. Gluck
cc:	Benjamin Niehaus, Esq., BlackRock, Inc. Joseph A. Goldman, Esq., Willkie Farr & Gallagher LLP Robert C. Harrington, Esq., Willkie Farr & Gallagher LLP